Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars except per share amounts)	2009	2008	2009	2008

Revenues	2,127	2,017	4,507	4,150

Operating and Other Expenses/(Income)
Plant operating costs and other	828	733	1,665	1,431
Commodity purchases resold	299	333	729	729
Other income	(10)	(9)	(15)	(37)
Calpine bankruptcy settlements	-	-	-	(279)
Writedown of Broadwater LNG project costs	-	-	-	41
	1,117	1,057	2,379	1,885
	1,010	960	2,128	2,265

Depreciation and amortization	345	315	691	625
	665	645	1,437	1,640

Financial Charges/(Income)
Interest expense	259	186	554	404
Financial charges of joint ventures	16	17	30	33
Interest income and other	(34)	(25)	(56)	(36)
	241	178	528	401

Income before Income Taxes and Non-Controlling Interests	424	467	909	1,239

Income Taxes
Current	35	105	89	352
Future	62	21	124	26
	97	126	213	378
Non-Controlling Interests
Preferred share dividends of subsidiary	5	5	11	11
Non-controlling interest in PipeLines LP	8	13	32	34
Non-controlling interest in Portland	-	(1)	5	43
	13	17	48	88
Net Income	314	324	648	773

Net Income Per Share - Basic and Diluted	$0.50	$0.58	$1.04	$1.40

Average Shares Outstanding – Basic (millions)	624	561	621	551
Average Shares Outstanding – Diluted (millions)	625	563	622	553

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Consolidated Cash Flows

	Three months ended June 30		Six months ended June 30
(unaudited)(millions of dollars)	2009	2008	2009	2008

Cash Generated From Operations
Net income	314	324	648	773
Depreciation and amortization	345	315	691	625
Future income taxes	62	21	124	26
Non-controlling interests	13	17	48	88
Employee future benefits funding (in excess of)/lower than expense	(23)	(7)	(57)	13
Writedown of Broadwater LNG project costs	-	-	-	41
Other	(19)	6	4	32
	692	676	1,458	1,598
Decrease/(increase) in operating working capital	315	(104)	393	(98)
Net cash provided by operations	1,007	572	1,851	1,500

Investing Activities
Capital expenditures	(1,263)	(633)	(2,386)	(1,093)
Acquisitions, net of cash acquired	(115)	(2)	(249)	(4)
Deferred amounts and other	(168)	(13)	(339)	99
Net cash used in investing activities	(1,546)	(648)	(2,974)	(998)

Financing Activities
Dividends on common shares	(193)	(137)	(349)	(267)
Distributions paid to non-controlling interests	(24)	(65)	(51)	(86)
Notes payable issued/(repaid), net	233	754	(684)	724
Long-term debt issued, net of issue costs	-	-	3,060	112
Reduction of long-term debt	(18)	(379)	(500)	(773)
Long-term debt of joint ventures issued	92	17	108	34
Reduction of long-term debt of joint ventures	(33)	(28)	(56)	(57)
Common shares issued, net of issue costs	1,792	1,237	1,803	1,246
Net cash provided by financing activities	1,849	1,399	3,331	933

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(60)	(3)	(34)	20

Increase in Cash and Cash Equivalents	1,250	1,320	2,174	1,455

Cash and Cash Equivalents
Beginning of period	2,232	639	1,308	504

Cash and Cash Equivalents
End of period	3,482	1,959	3,482	1,959

Supplementary Cash Flow Information
Income taxes paid	56	312	113	479
Interest paid	274	277	537	481

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Consolidated Balance Sheet

	June 30,	December 31,
(unaudited)(millions of dollars)	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	3,482	1,308
Accounts receivable	889	1,280
Inventories	488	489
Other	858	523
	5,717	3,600
Plant, Property and Equipment	30,587	29,189
Goodwill	4,169	4,397
Regulatory Assets	1,594	201
Other Assets	2,206	2,027
	44,273	39,414

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,041	1,702
Accounts payable	2,298	1,876
Accrued interest	415	359
Current portion of long-term debt	570	786
Current portion of long-term debt of joint ventures	303	207
	4,627	4,930
Regulatory Liabilities	490	551
Deferred Amounts	860	1,168
Future Income Taxes	2,682	1,223
Long-Term Debt	17,545	15,368
Long-Term Debt of Joint Ventures	796	869
Junior Subordinated Notes	1,151	1,213
	28,151	25,322
Non-Controlling Interests
Non-controlling interest in PipeLines LP	679	721
Preferred shares of subsidiary	389	389
Non-controlling interest in Portland	85	84
	1,153	1,194
Shareholders’ Equity	14,969	12,898
	44,273	39,414

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Consolidated Comprehensive Income

	Three months ended June 30		Six months ended June 30
(unaudited)(millions of dollars)	2009	2008	2009	2008

Net Income	314	324	648	773
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(113)	(14)	(151)	39
Change in gains and losses on hedges of investments in foreign operations(2)	96	17	96	(24)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	37	29	64	33
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	(9)	1	(5)	(18)
Other Comprehensive Income/(Loss)	11	33	4	30
Comprehensive Income	325	357	652	803

(1)	Net of income tax expense of $6 million and nil for the three and six months ended June 30, 2009, respectively (2008 - $5 million expense and $20 million recovery, respectively).
(2)	Net of income tax expense of $48 million and $52 million for the three and six months ended June 30, 2009, respectively (2008 - $8 million expense and $14 million recovery, respectively).
(3)	Net of income tax expense of $19 million and $16 million for the three and six months ended June 30, 2009, respectively (2008 – expense of $37 million and $49 million, respectively).
(4)	Net of income tax recovery of $1 million and nil for the three and six months ended June 30, 2009, respectively (2008 – recovery of $2 million and $11 million, respectively).

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Consolidated Accumulated Other Comprehensive Income

	Currency	Cash Flow
	Translation	Hedges and
(unaudited)(millions of dollars)	Adjustments	Other	Total

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(151)	-	(151)
Change in gains and losses on hedges of investments in foreign operations(2)	96	-	96
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	64	64
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	(5)	(5)
Balance at June 30, 2009	(434)	(34)	(468)

Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	39	-	39
Change in gains and losses on hedges of investments in foreign operations(2)	(24)	-	(24)
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	33	33
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(18)	(18)
Balance at June 30, 2008	(346)	3	(343)

(1)	Net of income tax of nil for the six months ended June 30, 2009 (2008 - $20 million recovery).
(2)	Net of income tax expense of $52 million for the six months ended June 30, 2009 (2008 - $14 million recovery).
(3)	Net of income tax expense of $16 million for the six months ended June 30, 2009 (2008 - $49 million expense).
(4)	Net of income tax of nil for the six months ended June 30, 2009 (2008 - $11 million recovery).
(5)
The amount of gains related to cash flow hedges reported in accumulated other comprehensive income that is expected to be reclassified to net income in the next 12 months is estimated to be $4 million ($10 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Consolidated Shareholders’ Equity

	Six months ended June 30
(unaudited)(millions of dollars)	2009	2008

Common Shares
Balance at beginning of period	9,264	6,662
Shares issued under dividend reinvestment plan	109	112
Proceeds from shares issued on exercise of stock options	11	11
Proceeds from shares issued under public offering, net of issue costs	1,792	1,235
Balance at end of period	11,176	8,020

Contributed Surplus
Balance at beginning of period	279	276
Issuance of stock options	1	2
Balance at end of period	280	278

Retained Earnings
Balance at beginning of period	3,827	3,220
Net income	648	773
Common share dividends	(494)	(403)
Balance at end of period	3,981	3,590

Accumulated Other Comprehensive Income
Balance at beginning of period	(472)	(373)
Other comprehensive income	4	30
Balance at end of period	(468)	(343)
	3,513	3,247

Total Shareholders’ Equity	14,969	11,545

See accompanying notes to the consolidated financial statements.

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SECOND QUARTER REPORT 2009

Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2008, except as described in Note 2. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in TransCanada’s 2008 Annual Report. Unless otherwise indicated, “TransCanada“ or “the Company“ includes TransCanada Corporation and its subsidiaries. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses as the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TransCanada’s 2008 Annual Report except as follows:

2009 Accounting Changes

Rate-Regulated Operations
Effective January 1, 2009, the temporary exemption was withdrawn from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 “Generally Accepted Accounting Principles”, which permitted the recognition and measurement of assets and liabilities arising from rate regulation. In addition, Section 3465 “Income Taxes” was amended to require the recognition of future income tax assets and liabilities for rate-regulated entities. The Company chose to adopt accounting policies consistent with the U.S. Financial Accounting Standards Board’s Financial Accounting Standard (FAS) 71 “Accounting for the Effects of Certain Types of Regulation”. As a result, TransCanada retained its current method of accounting for its rate-regulated operations, except that TransCanada is required to recognize future income tax assets and liabilities, instead of using the taxes payable method, and records an offsetting adjustment to regulatory assets and liabilities. As a result of adopting this accounting change, additional future income tax liabilities and a regulatory asset in the amount of $1.4 billion were recorded January 1, 2009 in each of Future Income Taxes and Other Assets, respectively.

Adjustments to the 2009 financial statements have been made in accordance with the transitional provisions for Section 3465, which required a cumulative adjustment in the current period to future income taxes and a regulatory asset. Restatement of prior periods’ financial statements was not permitted under Section 3465.

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SECOND QUARTER REPORT 2009

Intangible Assets
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Intangible Assets“, which replaced Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450 “Research and Development Costs” was withdrawn from the Handbook. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (EIC) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC 173 an entity’s own credit risk and the credit risk of its counterparties is taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Future Accounting Changes

International Financial Reporting Standards
The CICA’s Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. The Company will prepare its financial statements under IFRS commencing January 1, 2011.

Under existing Canadian GAAP, TransCanada follows specific accounting policies unique to a rate-regulated business. TransCanada is actively monitoring developments regarding potential future guidance on the applicability of certain aspects of rate-regulated accounting under IFRS. Developments in this area could have a significant effect on the scope of the Company's IFRS project and on TransCanada’s financial results under IFRS. On July 23, 2009, the IASB issued an exposure draft “Rate-regulated Activities” and the Company is assessing the impact of this exposure draft on TransCanada.

At the current stage of its IFRS project, TransCanada cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

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SECOND QUARTER REPORT 2009

Financial Instruments Disclosure
The CICA implemented revisions to Handbook Section 3862 “Financial Instruments – Disclosures” for fiscal years ending after September 30, 2009. These revisions are intended to align the disclosure requirements for financial instruments to the maximum extent possible with the disclosure required under IFRS. These revisions require additional disclosure based on a three level hierarchy that reflects the significance of inputs used in measuring fair value. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values of assets and liabilities included in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair values of assets and liabilities included in Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These changes will be applied by TransCanada effective December 31, 2009.

3.	Segmented Information

Effective January 1, 2009, TransCanada revised its presentation of certain income and expense items in the Consolidated Statement of Income to better reflect the operating and financing structure of the Company. To conform with the new presentation, certain of the income and expense amounts pertaining to operations that were previously classified on the Consolidated Income Statement as Other Expenses/(Income) are now included in Operating and Other Expenses/(Income). Depreciation expense has been redefined as Depreciation and Amortization expense and includes amortization of $15 million and $29 million in the three and six month periods ended June 30, 2009, respectively (2008 - $15 million and $29 million, respectively), for power purchase arrangements, which were previously included in Commodity Purchases Resold. Support services costs previously allocated to Pipelines and Energy of $31 million and $62 million in the three and six month periods ended June 30, 2009 (2008 - $25 million and $51 million, respectively), are now included in Corporate. In addition, amounts related to interest expense and financial charges of joint ventures, interest income and other, income taxes and non-controlling interests are no longer reported on a segmented basis. Segmented information has been retroactively reclassified to reflect all changes. These changes had no impact on Consolidated Net Income.

Three months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	1,142	1,100	985	917	-	-	2,127	2,017
Plant operating costs and other	(403)	(393)	(394)	(313)	(31)	(27)	(828)	(733)
Commodity purchases resold	-	-	(299)	(333)	-	-	(299)	(333)
Other income	8	7	2	1	-	1	10	9
	747	714	294	272	(31)	(26)	1,010	960
Depreciation and amortization	(258)	(257)	(87)	(58)	-	-	(345)	(315)
	489	457	207	214	(31)	(26)	665	645
Interest expense							(259)	(186)
Financial charges of joint ventures							(16)	(17)
Interest income and other							34	25
Income taxes							(97)	(126)
Non-controlling interests							(13)	(17)
Net Income							314	324

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Six months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	2,406	2,276	2,101	1,874	-	-	4,507	4,150
Plant operating costs and other	(800)	(773)	(803)	(604)	(62)	(54)	(1,665)	(1,431)
Commodity purchases resold	-	-	(729)	(729)	-	-	(729)	(729)
Other income	12	30	2	1	1	6	15	37
Calpine bankruptcy settlements	-	279	-	-	-	-	-	279
Writedown of Broadwater LNG project costs	-	-	-	(41)	-	-	-	(41)
	1,618	1,812	571	501	(61)	(48)	2,128	2,265
Depreciation and amortization	(518)	(511)	(173)	(114)	-	-	(691)	(625)
	1,100	1,301	398	387	(61)	(48)	1,437	1,640
Interest expense							(554)	(404)
Financial charges of joint ventures							(30)	(33)
Interest income and other							56	36
Income taxes							(213)	(378)
Non-controlling interests							(48)	(88)
Net Income							648	773

For the years ended December 31, 2008 and 2007, segmented information has been retroactively reclassified to reflect all changes.

For the year ended December 31	Pipelines		Energy		Corporate		Total
(unaudited)(millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	4,650	4,712	3,969	4,116	-	-	8,619	8,828
Plant operating costs and other	(1,645)	(1,590)	(1,307)	(1,336)	(110)	(104)	(3,062)	(3,030)
Commodity purchases resold	-	(72)	(1,453)	(1,829)	-	-	(1,453)	(1,901)
Calpine bankruptcy settlements	279	-	-	16	-	-	279	16
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Other income	31	27	1	3	6	2	38	32
	3,315	3,077	1,169	970	(104)	(102)	4,380	3,945
Depreciation and amortization	(989)	(1,021)	(258)	(216)	-	-	(1,247)	(1,237)
	2,326	2,056	911	754	(104)	(102)	3,133	2,708
Interest expense							(943)	(943)
Financial charges of joint ventures							(72)	(75)
Interest income and other							54	120
Income taxes							(602)	(490)
Non-controlling interests							(130)	(97)
Net Income							1,440	1,223

Total Assets
(unaudited)(millions of dollars)	June 30, 2009	December 31, 2008

Pipelines	27,813	25,020
Energy	12,259	12,006
Corporate	4,201	2,388
	44,273	39,414

TRANSCANADA [43
SECOND QUARTER REPORT 2009

4.	Long-Term Debt

On April 23, 2009, TCPL filed a $2.0 billion Canadian Medium-Term Notes shelf prospectus to replace a March 2007 $1.5 billion Canadian Medium-Term Notes shelf prospectus, which expired in April 2009. No amounts have been issued under this shelf prospectus.

In February 2009, TCPL issued Medium-Term Notes of $300 million and $400 million maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. These notes were issued under the $1.5 billion debt shelf prospectus filed in March 2007.

In January 2009, TCPL issued Senior Unsecured Notes of US$750 million and US$1.25 billion maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. These notes were issued under a US$3.0 billion debt shelf prospectus filed in January 2009, which now has capacity of US$1.0 billion remaining.

In the three and six months ended June 30, 2009, the Company capitalized interest related to capital projects of $63 million and $117 million, respectively (2008 - $32 million and $59 million).

5.	Share Capital

On June 24, 2009, TransCanada completed a public offering of 50.8 million common shares. On June 30, 2009, an additional 7.6 million common shares were issued upon exercise of an underwriters’ over-allotment option. Proceeds from the common share offering and the over-allotment option totalled $1.8 billion.

In the three and six months ended June 30, 2009, TransCanada issued 1.4 million and 3.5 million common shares, respectively, under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments totalling $42 million and $109 million. In the three and six months ended June 30, 2008, TransCanada issued 1.7 million and 3.1 million common shares, respectively, under its DRP, in lieu of making cash dividend payments totalling $58 million and $112 million. The dividends under the DRP were paid with common shares issued from treasury.

6.	Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to market, counterparty credit and liquidity risk.

Counterparty Credit and Liquidity Risk

TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted primarily of the carrying amount, which approximates fair value, of non-derivative financial assets, such as accounts receivable, as well as the fair value of derivative assets. Letters of credit and cash are the primary types of security provided to support these amounts. The Company does not have significant concentrations of counterparty credit risk with any individual counterparties and the majority of counterparty credit exposure is with counterparties who are investment grade. At June 30, 2009, there were no significant amounts past due or impaired.

As the uncertainty in the global financial markets persists, TransCanada continues to closely monitor and reassess the creditworthiness of its counterparties. This has resulted in TransCanada reducing or mitigating its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. As part of its ongoing operations, TransCanada must balance its market and counterparty credit risks when making business decisions.

TRANSCANADA [44
SECOND QUARTER REPORT 2009

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its open liquid positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. TransCanada’s consolidated VaR was $14 million at June 30, 2009 (December 31, 2008 – $23 million). The decrease from December 31, 2008 was primarily due to decreased prices and lower open positions in the U.S. Power portfolio.

Natural Gas Inventory

At June 30, 2009, the fair value of proprietary natural gas inventory held in storage as measured using a weighted average of forward prices for the following four months less selling costs was $44 million (December 31, 2008 - $76 million). Prior to second quarter 2009, inventory was measured using the one-month forward price. The impact of this change was insignificant.

The change in fair value of proprietary natural gas inventory in the three and six months ended June 30, 2009 resulted in pre-tax net unrealized losses of $6 million and $29 million, respectively, which were recorded as a decrease to Revenues and Inventories (gains of $42 million and $102 million for the three and six months ended June 30, 2008). The net change in fair value of natural gas forward purchase and sales contracts in the three and six months ended June 30, 2009 resulted in a pre-tax net unrealized loss of $1 million and a pre-tax net unrealized gain of $9 million (losses of $30 million and $107 million for the three and six months ended June 30, 2008), respectively, which were included in Revenues.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps and foreign exchange forward contracts and options. At June 30, 2009, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $8.8 billion (US$7.6 billion) and a fair value of $9.2 billion (US$7.9 billion). At June 30, 2009, Deferred Amounts included $124 million for the fair value of derivatives used to hedge the Company’s net U.S. dollar investment in foreign operations.

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SECOND QUARTER REPORT 2009

Information for the derivatives used to hedge the Company’s net investment in its self-sustaining foreign operations is as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	June 30, 2009		December 31, 2008
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2009 to 2014)(2)	(116)	U.S. 1,450	(218)	U.S. 1,650
U.S. dollar forward foreign exchange contracts
(maturing 2009)(2)	(3)	U.S. 100	(42)	U.S. 2,152
U.S. dollar options
(maturing 2009)(2)	(5)	U.S. 300	6	U.S. 300

	(124)	U.S. 1,850	(254)	U.S. 4,102

(1)	Fair values equal carrying values.
(2)	As at June 30, 2009.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	June 30, 2009		December 31, 2008
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	3,482	3,482	1,308	1,308
Accounts receivable and other assets(2)(3)	1,036	1,036	1,404	1,404
Available-for-sale assets(2)	23	23	27	27
	4,541	4,541	2,739	2,739

Financial Liabilities(1)(3)
Notes payable	1,041	1,041	1,702	1,702
Accounts payable and deferred amounts(4)	1,592	1,592	1,372	1,372
Accrued interest	415	415	359	359
Long-term debt and junior subordinated notes	19,266	21,174	17,367	16,152
Long-term debt of joint ventures	1,099	1,122	1,076	1,052
	23,413	25,344	21,876	20,637

(1)	Consolidated Net Income in 2009 and 2008 included unrealized gains or losses of nil for the fair value adjustments to each of these financial instruments.
(2)
At June 30, 2009, the Consolidated Balance Sheet included financial assets of $889 million (December 31, 2008 – $1,257 million) in Accounts Receivable and $170 million (December 31, 2008 - $174 million) in Other Assets.

(3)	Recorded at amortized cost.
(4)
At June 30, 2009, the Consolidated Balance Sheet included financial liabilities of $1,574 million (December 31, 2008 – $1,350 million) in Accounts Payable and $18 million (December 31, 2008 - $22 million) in Deferred Amounts.

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SECOND QUARTER REPORT 2009

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

June 30, 2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$155	$174	$6	$16	$38
Liabilities	$(90)	$(206)	$(4)	$(50)	$(77)
Notional Values
Volumes(3)
Purchases	5,787	262	180	-	-
Sales	7,539	217	276	-	-
Canadian dollars	-	-	-	-	899
U.S. dollars	-	-	-	U.S. 469	U.S. 1,475
Japanese yen (in billions)	-	-	-	-	-
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized (losses)/gains in the period(4)
Three months ended June 30, 2009	$(2)	$10	$(5)	$1	$27
Six months ended June 30, 2009	$19	$(25)	$2	$2	$27

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2009	$20	$(39)	$2	$11	$(5)
Six months ended June 30, 2009	$30	$(13)	$(1)	$17	$(9)

Maturity dates	2009-2014	2009-2014	2009-2010	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$213	$2	-	-	$6
Liabilities	$(173)	$(25)	-	$(28)	$(64)
Notional Values
Volumes(3)
Purchases	13,159	22	-	-	-
Sales	14,520	-	-	-	-
Canadian dollars	-	-	-	-	-
U.S. dollars	-	-	-	-	1,325
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2009	$52	$(10)	-	-	$(10)
Six months ended June 30, 2009	$78	$(20)	-	-	$(17)

Maturity dates	2009-2015	2009-2012	n/a	2009-2013	2010-2013

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.

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SECOND QUARTER REPORT 2009

(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million. Net realized gains on fair value hedges for the three and six months ended June 30, 2009 were $1 million and $2 million, respectively, and were included in Interest Expense. In second quarter 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three and six months ended June 30, 2009 included losses of $4 million and gains of $1 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and six months ended June 30, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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SECOND QUARTER REPORT 2009

2008
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(4)
Assets	$132	$144	$10	$41	$57
Liabilities	$(82)	$(150)	$(10)	$(55)	$(117)
Notional Values(4)
Volumes(2)
Purchases	4,035	172	410	-	-
Sales	5,491	162	252	-	-
Canadian dollars	-	-	-	-	1,016
U.S. dollars	-	-	-	U.S. 479	U.S. 1,575
Japanese Yen (in billions)	-	-	-	JPY 4.3	-
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized (losses)/gains in the period(3)
Three months ended June 30, 2008	$(2)	$7	-	$2	$2
Six months ended June 30, 2008	$(5)	$(11)	-	$(7)	$(2)

Net realized gains/(losses) in the period(3)
Three months ended June 30, 2008	$8	$(20)	-	$5	$7
Six months ended June 30, 2008	$9	$5	-	$10	$10

Maturity dates(4)	2009-2014	2009-2011	2009	2009-2012	2009-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(4)
Assets	$115	-	-	$2	$8
Liabilities	$(160)	$(18)	-	$(24)	$(122)
Notional Values (4)
Volumes(2)
Purchases	8,926	9	-	-	-
Sales	13,113	-	-	-	-
Canadian dollars	-	-	-	-	50
U.S. dollars	-	-	-	U.S. 15	U.S. 1,475
Cross-currency	-	-	-	136/U.S. 100	-

Net realized (losses)/ gains in the period(3)
Three months ended June 30, 2008	$(37)	$11	-	-	$(3)
Six months ended June 30, 2008	$(38)	$19	-	-	$(2)

Maturity dates(4)	2009-2014	2009-2011	n/a	2009-2013	2009-2019

(1)	Fair values equal carrying values.
(2)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(3)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(4)	As at December 31, 2008.
(5)
All hedging relationships are designated as cash flow hedges except for interest-rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and notional amounts of $50 million and US$50 million at December 31, 2008. There were no net realized gains or losses on fair value hedges for the three and six months ended June 30, 2008. In second quarter 2008, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three and six months ended June 30, 2008 included losses of $5 million and $3 million, respectively, for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and six months ended June 30, 2008 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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SECOND QUARTER REPORT 2009

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	June 30, 2009	December 31, 2008

Current
Other current assets	445	318
Accounts payable	(445)	(298)

Long-term
Other assets	165	191
Deferred amounts	(396)	(694)

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2009	2008	2009	2008

Current service cost	12	12	1	1
Interest cost	22	20	2	2
Expected return on plan assets	(26)	(23)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	1	5	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	10	15	4	4

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2009	2008	2009	2008

Current service cost	23	25	1	1
Interest cost	45	39	4	4
Expected return on plan assets	(51)	(46)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	2	9	1	1
Amortization of past service costs	2	2	-	-
Net benefit cost recognized	21	29	6	6

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SECOND QUARTER REPORT 2009

8.	Acquisition

On June 16, 2009, TransCanada announced that it will acquire ConocoPhillips’ remaining interest in Keystone for approximately US$550 million plus the assumption of approximately US$200 million of short-term indebtedness. The purchase price reflects ConocoPhillips’ capital contributions to date and includes an allowance for funds used during construction. The transaction is expected to close in third quarter 2009, subject to the receipt of certain regulatory approvals. At June 30, 2009, TransCanada’s equity ownership in the Keystone partnerships was approximately 77 per cent.

9.	Commitments and Other

The Company has entered into an agreement to acquire ConocoPhillips’ remaining interest in Keystone for approximately US$550 million plus the assumption of approximately US$200 million of short-term indebtedness. The transaction is expected to close in third quarter 2009. In addition, TransCanada will also assume responsibility for ConocoPhillips’ share of the capital investment required to complete the project, which is expected to result in an incremental commitment of US$1.7 billion through the end of 2012.

Amounts received under the Bruce B floor price mechanism in any year are subject to repayment if spot prices in the remainder of that year increase above the floor price. With respect to 2009, TransCanada currently expects spot prices to be less than the floor price for the remainder of the year, therefore, no amounts recorded in revenue in the first six months of 2009 are expected to be repaid.

10.	Subsequent Event

On July 1, 2009, TransCanada sold the North Baja pipeline to PipeLines LP. As part of the transaction, TransCanada agreed to amend its incentive distribution rights with PipeLines LP. TransCanada received aggregate consideration totalling approximately US$395 million from PipeLines LP, including approximately US$200 million in cash and 6,371,680 common units of PipeLines LP. PipeLines LP utilized US$170 million of its US$250 million committed and available bank facility to fund this transaction.  TransCanada’s ownership in PipeLines LP increased to 42.6 per cent as a result of this transaction.

Subsequent events have been assessed up to July 30, 2009, which is the date the financial statements were issued.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson/Terry Cunha (403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: http://www.transcanada.com.